

September 30, 2010

Tao Li
Chief Executive Officer
China Green Agriculture, Inc.
3rd Floor, Borough A, Block A. No. 181,
South Taibai Road, Xi'an, Shaanxi Province
People's Republic of China 710065

> **Re:** **China Green Agriculture, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 23, 2010**
> **File No. 333-168297**

Dear Mr. Li:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed July 23, 2010

Incorporation of Certain Information by Reference, page 33

1. Please file a revised form S-3 specifically incorporating by reference into the prospectus your latest Form 10-K and all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by that annual report.

Form 10-K filed September 7, 2010

General

2. We note the Seeking Alpha article dated September 14, 2010 indicating that a substantial portion of the Yuxing "research and development center" will be developed for tourist or recreational purposes. Please revise throughout to clarify your intended use of this property. Please revise your Growth Strategy discussion on page nine to encompass any tourism or recreational development plans. Additionally please tell us whether you intend to use any offering proceeds for tourist or recreational development and revise your Liquidity and Capital Resources discussion on page 46 accordingly.

Definitive Proxy Statement filed October 28, 2009

Certain Relationships and Related Transactions, page 10

3. We note that you pay annual rent of $19,266 to Group Company. However Page F-21 of the Kingtone Wirelessinfo Solution Holding Ltd Amended Form F-1 filed on May 11, 2010 indicates that it provides you office space at no charge. Please revise or advise. Additionally please amend your Form 10-K to file all leases related to your office space as exhibits.

4. We note that page 48 of the Kingtone Wirelessinfo Solution Holding Ltd Amended Form F-1 filed on May 11, 2010 discloses $1.1 million in related party transactions with China Green Agriculture, Inc. during its fiscal year ended September 30, 2009. However your Form 10-K filed on September 17, 2009 does not disclose these transactions. Please revise your Form 10-K for the Fiscal Year ended June 30, 2009 to provide the disclosure required by Item 404(a) of Regulation S-K for these transactions and file all related agreements as exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Tao Li
China Green Agriculture, Inc.
September 30, 2010
Page 3

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 with any questions.

Sincerely,

Max. A. Webb
Assistant Director

cc: Elizabeth F. Chen, Esq.
        Fax: (212) 798-6366